UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64257 / April 8, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14330

In the Matter of

      POWDER RIVER
      PETROLEUM
      INTERNATIONAL, INC.,

Respondent.

ORDER INSTITUTING PROCEEDINGS
PURSUANT TO SECTION 12(j) OF THE
SECURITIES EXCHANGE ACT OF 1934,
MAKING FINDINGS, AND REVOKING
REGISTRATION OF SECURITIES

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Powder River Petroleum International, Inc. ("Powder River" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings Pursuant to Section 12(j) of the Securities Exchange Act of 1934, Making Findings, and Revoking Registration of Securities ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

A.   Powder River, an Oklahoma corporation, is an oil-and-gas company. The common stock of Powder River has been registered under Section 12(g) of the Exchange Act since January 2001. Until September 19, 2008, Powder River stock was quoted on the NASDAQ OTCBB. It is currently quoted on the "Pink Sheets" disseminated by Pink OTC Markets, Inc.

B.   Powder River has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed an Annual Report on Form 10-K since April 14, 2008 or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending March 21, 2008.

C.   Powder River has failed to comply with Section 10(b) of the Exchange Act and Rules 10b-5 and 12b-20 thereunder, by including materially false and misleading information in filings, including financial statements that failed to conform with Generally Accepted Accounting Principles, as required by Commission Regulation S-X, in its Annual Reports on Form 10-K for the calendar years ended December 31, 2004, 2005, 2006 and 2007, and in its Quarterly Reports on Form 10-Q for the quarters from March 31, 2005 through March 31, 2008.

D.   Powder River has failed to comply with Sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act by failing to make and keep books, records, and accounts, which, in reasonable detail, accurately and fairly reflected the transactions and disposition of its assets, and by failing to maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

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[1]   The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that the registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Elizabeth M. Murphy
Secretary

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Instituting Proceedings Pursuant to Section 12(j) of the Securities Exchange Act of 1934, Making Findings, and Revoking Registration of Securities ("Order"), on the Respondent and its legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

Honorable Brenda P. Murray
Chief Administrative Law Judge
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-2557

Shoshana Thoma-Isgur, Esq.
Fort Worth Regional Office
Securities and Exchange Commission
801 Cherry Street, Suite 1900
Fort Worth, TX 76102

Powder River Petroleum International, Inc.
c/o Douglas Gould, Esq.
Bankruptcy Trustee
6303 Waterford Blvd # 260
Oklahoma City, OK 73118-1118